UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Dated: March 17, 2023

Commission File No.: 000-56191

PARCELPAL LOGISTICS INC.
(Name of Registrant)

422 Richards St., Suite 170, Vancouver, BC V6B 2Z4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes    ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes    ☐    No  ☒

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Press Release dated March 16, 2023 announcing agreement with Fobi subsidiary PulseIR
99.2	Press Release dated March 14, 2023 announcing closing of private placement
99.3	Substantially final form of Stock Purchase Agreement
99.4	Substantially final form of Subscription Agreement
99.5	Substantially final form of Warrant Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARCELPAL LOGISTICS INC.
Date: March 17, 2023	By:	/s/ RICH WHEELESS
Name:	Rich Wheeless
Title:	Chief Executive Officer